FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA, JAPAN, MALAYSIA OR ITALY

FOR IMMEDIATE RELEASE

12 November 2004

Recommended Acquisition of Abbey National plc ("Abbey") by Banco Santander Central Hispano, S.A. ("Santander") - Scheme Implemented

Abbey and Santander are pleased to announce that the Scheme has now been implemented and Abbey is now a subsidiary of Santander.

Under the Scheme, Abbey Shareholders are entitled to 1 New Banco Santander Share as well as a special cash dividend of 25 pence plus 6 pence for dividend differential, totalling 31 pence, for each Abbey Share held at the Scheme Record Time.

Commenting on the acquisition, Santander's Chairman, Emilio Botin, said:

"The acquisition of Abbey places us among the 10 leading banks in the world by market capitalisation. We are increasing not just our size but also our diversification in terms of both countries and currencies. We have achieved an excellent position as the largest bank in Spain and the Eurozone and the leading financial group in Latin America. We are now in the premier league of international banking. This acquisition is proof of the strength of our share, the currency of exchange for the largest cross-border acquisition in European banking to date. The purchase of Abbey will create value for Grupo Santander shareholders and at the same time benefit our customers and employees."

Abbey's Chairman, Lord Burns, said:

"This is a momentous day in Abbey's 155-year history. Abbey has always changed with the times, and has a track record of breaking new ground. Santander will build on this heritage, and provide the support and know-how to accelerate our plans and ambitions in the UK. Under Santander's ownership, Abbey will emerge as a stronger, more competitive force on the high street. The combination of the two banks will deliver substantial benefits for shareholders, customers and employees."

The New Banco Santander Shares are expected to be issued later today. Settlement of New Banco Santander Shares through Iberclear is expected to occur on 15 November 2004, with dealings in New Banco Santander Shares on the market of Bolsas de Valores and of New Banco Santander ADSs on the NYSE expected to commence on 16 November 2004. Abbey's special cash dividend is expected to be paid on 14 December 2004.

Capitalised terms in this announcement have the same meaning as in the Scheme document sent to Abbey Shareholders on 17 September 2004.

Enquiries

Santander

Santander – International Media
Keith Grant	+ 34 91 289 5206
Peter Greiff	+ 34 91 289 5207

Santander – Investors and analysts
Ana Wang	+ 34 91 259 6516
+ 34 91 259 6520

Maitland
Angus Maitland	+ 44 207 379 5151
Martin Leeburn	+ 44 207 379 5151

Brunswick
Rurik Ingram	+ 44 207 404 5959

Goldman Sachs International
Mike Esposito	+ 44 207 774 1000
Guillermo Garcia	+ 44 207 774 1000

JPMorgan
Terry Eccles	+ 44 207 325 4169
Piers Davison	+ 44 207 325 4169

Merrill Lynch
Andrea Orcel	+ 44 207 628 1000
Michael Findlay	+ 44 207 628 1000

Abbey

Abbey Communications
Thomas Coops	+44 207 756 5536

Abbey – Investors and Analysts
Jonathan Burgess	+44 207 756 4182

Abbey – Media Relations
Christina Mills	+44 207 756 4212
Matthew Young	+44 207 756 4232

Brunswick
Susan Gilchrist	+44 20 7396 5301

Morgan Stanley
Simon Robey		+44 207 425 5555
Caroline Silver		+44 207 425 5555
William Chalmers		+44 207 425 5555

Joint Brokers to Abbey
Lehman Brothers		UBS Investment Bank
Stephen Pull	+44 207 102 1000	Tim Waddell	+44 207 567 8000
Charles King	+44 207 102 1000	Christopher Smith	+44 207 567 8000

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to Santander's ability to successfully combine the businesses of Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Banco Santander Shares will only be distributed to Abbey Shareholders and the New Banco Santander Shares will not be offered in the course of a public offering or equivalent marketing in Austria within the meaning of the Austrian Capital Markets Act 1991 (Kapitalmarktgesetz 1991). The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Japan, Malaysia, Italy or any other jurisdiction and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Santander after, the Effective Date will be subject to certain US transfer restrictions relating to the New Banco Santander Shares and the New Banco Santander ADSs received in connection with the Scheme.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange or a market outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. Santander has applied for a ruling of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

This is not an advertisement in the course of investment business.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 12th November 2004	By: /s/ Shaun Coles
(Authorised Signatory)